Exhibit 2

GROWN ROGUE ANNOUNCES ISSUANCE OF SHARES

MEDFORD, OREGON / March 27, 2020 / Grown Rogue International Inc. (CSE: GRIN) (OTC: GRUSF) (“Grown Rogue” or the “Company”), is pleased to announce that the Company has issued a total of 1,100,000 common shares to certain former and current consultants of the Company. The above mentioned common shares were issued at a price of $0.10 per share and are subject to a four month hold period expiring on July 27, 2020.

About Grown Rogue

Grown Rogue International Inc. is a vertically-integrated, multi-state Cannabis family of brands on a mission to inspire consumers to “enhance experiences” through cannabis. Grown Rogue has combined an expert management team, award winning cultivation team, state of the art indoor and outdoor manufacturing facilities, and consumer insight based product categorization, to create innovative products thoughtfully curated from “seed to experience”. The Grown Rogue family of products includes sungrown and indoor premium flower, patented nitrogen sealed pre-rolls along with chocolate edibles featuring a partnership with world-renowned chocolatier.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

For further information on Grown Rogue International please visit www.grownrogue.com or contact:

Obie Strickler

Chief Executive Officer
obie@grownrogue.com

Investor Relations Desk Inquiries
invest@grownrogue.com

(458) 226-2100